EXHIBIT D-9



                  UNITED STATES OF AMERICA
            FEDERAL ENERGY REGULATORY COMMISSION

Allegheny Energy Unit 1 and Unit 2, L.L.C. and    Docket No. EC00-123-00
Allegheny Energy Supply Company, LLC

                ORDER AUTHORIZING DISPOSITION
                OF JURISDICTIONAL FACILITIES

                  (Issued November 8, 2000)

     On August 14, 2000, as supplemented on September 14, 2000, Allegheny Energy Unit 1 and Unit 2, L.L.C. (Unit 1 and Unit 2) and Allegheny Energy Supply Company, LLC (AE Supply) (collectively, Applicants) filed a joint application pursuant to section 203 of the Federal Power Act (FPA)<F1> requesting Commission authorization for the intra-corporate transfer of jurisdictional facilities from Unit 1 and Unit 2 to AE Supply. Unit 1 and Unit 2 proposes to transfer its two generating units and associated transmission facilities to AE Supply as part of an intra-corporate restructuring in which Unit 1 and Unit 2 will become part of AE Supply.

     Unit 1 and Unit 2 owns two 44-MW combustion turbine generation units near Springdale, Pennsylvania, the entire output of which is sold to AE Supply pursuant to a market-based rate schedule on file with the Commission.<F2> AE Supply owns and operates electric generation facilities, and markets power in wholesale and retail markets. Both Unit 1 and Unit 2 and AE Supply are wholly-owned subsidiaries of Allegheny Energy, Inc. (Allegheny Energy), a public utility holding company regulated under the Public Utility Holding Company Act of 1935, and each has been authorized by the Commission to engage in power sales at market-based rates.<F3> Neither Unit 1 and Unit 2 nor AE Supply has a franchised service territory.

     As part of an effort to consolidate all of the generating facilities owned by subsidiaries of Allegheny
Energy into AE Supply, Unit 1 and Unit 2 proposes to transfer to AE Supply its two 44-MW generating facilities and associated transmission facilities

_______________________________
<F1> 16 U.S.C.  824b (1994).

<F2> The Commission accepted for filing Unit 1 and Unit 2's
service agreement with AE Supply under its market-based rate sales tariff by unpublished letter order dated August 10, 2000, in AEP Operating Companies, et al., Docket No. ER00-2931-000, et al.

<F3> See, Allegheny Energy Unit 1 and Unit 2, L.L.C., et al.,
89 FERC  61,272 (1999); and Allegheny Energy Supply
Company, 88 FERC  61,303 (1999).

Docket No. EC00-123-000            2

(i.e., a 138 kV substation, including step-up transformers, breakers and interconnection facilities). As a result of the transaction, the corporate existence of Unit 1 and Unit 2 will cease and AE Supply will be the surviving company. According to the application, AE Supply will assume the outstanding debt of Unit 1 and Unit 2 in exchange for Unit 1 and Unit 2's generation and transmission facilities.

     Applicants state that the proposed transaction is consistent with the public interest and will not have an adverse effect on competition, rates or regulation. With respect to competition, Applicants state that the proposed transaction will have no adverse affect on competition because the intra-corporate transfer of generation assets from Unit 1 and Unit 2 to its affiliate, AE Supply, will not result in a change in generation market concentration levels. With regard to rates, Applicants state that the proposed transaction will not have an adverse affect on rates because Unit 1 and Unit 2's only customer is the prospective recipient of the transferred assets, AE Supply. Applicants state that other than obviating the service agreement between Unit 1 and Unit 2 and AE Supply, currently the only customer of Unit 1 and Unit 2, the proposed transfer will have no impact upon any contact for the purchase, sale, or interchange of electric energy in interstate commerce. With respect to regulation, Applicants state that although Unit 1 and Unit 2 will cease to exist as a result of the proposed transaction, AE Supply's wholesale transactions will continue to be subject to the jurisdiction of the Commission, and its retail services will continue to be subject to the jurisdiction of the applicable state regulatory commissions. Therefore, Applicants claim that the proposed transaction will not adversely affect regulation.

     Notices of the application and the supplement were published in the Federal Register with comments due on or before October 5, 2000. No comments were received.
     After consideration, it is concluded that the proposed transaction is consistent with the public interest and is hereby authorized, subject to the following conditions:

     (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

     (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs, or any other matter whatsoever now pending or which may come before the Commission;

     (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

Docket No. EC00-123-000            3


     (4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate; and

     (5) Applicants shall promptly notify the Commission of the date the disposition of jurisdictional facilities is consummated.

     Authority to act on this matter is delegated to the Director, Division of Corporate Applications, pursuant to 18 C.F.R. 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R.
     385.713.



                              Michael C. McLaughlin, Director
                              Division of Corporate Applications